

FRASER MILNER CASGRAIN LLP



Catherine Pham
Direct Line: 416-863-4444
catherine.pham@fmc-law.com

March 11, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sirs/Mesdames:

Subject: Jannock Properties Limited (File No. 82-5062)
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) Notice of Record and Meeting Dates dated March 8, 2005;

(b) Press Release dated March 9, 2005; and

(c) Material Change report dated March 10, 2005.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 4/18

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP



Catherine Pham

CP/mb
Enclosures

cc: Brian Jamieson, Jannock Properties Limited
Richard Scott, Fraser Milner Casgrain LLP
Barb Ross, Fraser Milner Casgrain LLP

2612894_1.DOC



FRASER MILNER CASGRAIN LLP

Catherine Pham
Direct Line: 416-863-4444
catherine.pham@fmc-law.com

March 8, 2005

VIA SEDAR

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services (Securities Division)
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of Yukon
Government of Nunavut Securities Registry
TSX Venture Exchange

Dear Sirs:

Subject: Jannock Properties Limited
2005 Annual Meeting of Class B Common Shareholders
Notification of Meeting and Record Dates

In accordance with Section 2.2 of National Instrument 54-101, we wish to notify you, on behalf of our client Jannock Properties Limited ("Jannock Properties"), of the following meeting and record dates fixed by the directors of Jannock Properties in respect of Jannock Properties' 2005 annual meeting of Class B common shareholders (the "meeting"):

(a) **Date fixed for the meeting:** Tuesday, May 17, 2005 at 10:30 a.m. (Toronto time)

(b) **Record date for notice:** April 8, 2005

(c) **Record date for voting:** n/a

(d) **Beneficial ownership determination date:** April 8, 2005

(e) **Class of securities entitled to receive notice of the meeting:** Class B common shares

(f) **Class of securities entitled to vote at the meeting:** Class B common shares

(g) **Business to be conducted at the meeting:** routine business only

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP

"Catherine Pham"

Catherine Pham

cc: Brian Jamieson, Jannock Properties Limited (via e-mail)
Richard A. Scott, Fraser Milner Casgrain LLP

2580705_1.DOC



Jannock Properties Limited

Press Release

March 9, 2005

Jannock Properties Limited reports completion of sale of remaining Milton sites.

TORONTO, ONTARIO—Jannock Properties Limited today announced that it has completed the sale of the remaining two parcels of land located in Milton for $2,700,000 cash. This sale completes the disposal of the Company's real estate properties.

Currently the Company is holding mortgages receivable of $9,500,000 relating to properties that have been previously sold. In addition the Company has the right to receive approximately 25% of any net proceeds, after repayment of senior debt, if, and when, the current equity-holders decide to sell their interest in Jancor Companies, Inc. Jancor Companies, Inc. is a US manufacturer of residential vinyl siding, windows and outdoor furniture

The Ontario Municipal Board (OMB) is expected to hear claims for the awarding of costs relating to the recent OMB hearing on the rezoning of the Britannia site in the Second Quarter of 2005. The Company will wait for the outcome of the costs appeal before making any decisions on any future distributions to shareholders.

Jannock Properties Limited is headquartered in Mississauga, Ontario. The mandate for the Company is to sell its assets for the best price possible and to distribute the proceeds to its shareholders. Jannock Properties Limited's shares are listed as a unit on the TSX Ventures Exchange (trading symbol: JPL.UN) and each unit currently consists of a combination of one Class B common share and 90 Class A special shares.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1. **Name and Address of Company**

Jannock Properties Limited
2121 Britannia Road West, Unit 2
Streetsville, Ontario
L5M 2G6

Item 2. **Date of Material Change**

March 10, 2005

Item 3. **News Release**

A news release disclosing the nature and substance of the material change was disseminated via CCNMatthews on March 9, 2005.

Item 4. **Summary of Material Change**

Jannock Properties Limited (the "Company") announced that it has completed the sale of the remaining two parcels of land located in Milton, Ontario for $2,700,000 cash.

Item 5. **Full Description of Material Change**

The Company announced that it has completed the sale of the remaining two parcels of land located in Milton, Ontario for $2,700,000 cash. This sale completes the disposal of the Company's real estate properties. Currently the Company is holding mortgages receivable of $9,500,000 relating to properties that have been previously sold. In addition the Company has the right to receive approximately 25% of any net proceeds, after repayment of senior debt, if, and when, the current equity-holders decide to sell their interest in Jancor Companies, Inc.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Executive Officer**

Brian Jamieson
Chief Financial Officer
(905) 821-4464
bjamie@jannockproperties.com

Item 9. **Date of Report**

March 10, 2005